Disposal of Treasury Stocks as Employee Award

On 21 April 2015, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

¡à Purpose: Best Performance and Continuous Services Award
¡à Planned Amount: Ninety Nine Million Four Hundred Fifty Thousand Korean Won (KRW 99,450,000)
¡à Category and Number of Shares to be Disposed: Common Shares – 390 Shares
¡à Disposal Method: Over-The-Counter Trading
¡à Disposal Period: 22 April 2015 ~ 27 April 2015 (4 Business Days)
¡à Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on 7 February 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee